FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of August 2020

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Material Announcement Dated May 14, 2020: Taesa – Change in the board.
2.	Material Announcement Dated May 21, 2020: AGD Cemig 7° Issue 05/27/2020.
3.	Earnings Release - 1Q 2020 Results.
4.	Material Announcement Dated June 18, 2020: 1st payment of Interest on Equity postponed to December 30.
5.	Convocation Dated June 18, 2020: Ordinary and Extraordinary General Meetings of Stockholders – AGM and EGM.
6.	Proposal Dated June 18, 2020 by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be Held on July 31, 2020.
7.	Material Announcement Dated July 06, 2020: Renova files 2 recovery plans.
8.	Market Notice Dated July 20, 2020: Cemig files statement of interest in extending concessions of two hydroelectric plants.
9.	Material Announcement Dated July 22, 2020: Cemig suspends guidance, due to Covid-19.
10.	Notice to Stockholders Dated July 23, 2020: July 31 General Meetings of Stockholders:Important to submit documents in time.
11.	Notice to Stockholders Dated July 31, 2020: (1) Dividends Declared by AGM of July 31; (2) Capital increase with issue of 4.1% in new shares.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães.

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: August 06, 2020

1. Material Announcement Dated May 14, 2020: Taesa – Change in the board.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), pursuant to CVM Instruction No. 358, dated January 3, 2002, as amended, and CVM Instruction No. 480, dated December 7 2009, as amended, communicates to its shareholders, the market in general and other stakeholders that, at the Board of Directors’ Meeting held today, the CEO and Chief Legal and Regulatory Officer, Mr. Raul Lycurgo Leite, and the CFO and Investor Relations Officer, Mr. Marcus Pereira Aucélio, left their positions, in mutual agreement between the parties.

Taesa’s Chief Technical Officer, Mr. Marco Antônio Resende Faria, will temporarily cumulate the positions of CEO and Chief Legal and Regulatory Officer. Mr. Fábio Antunes Fernandes, currently the Company’s New Business Development Manager, will temporarily assume the position of CFO and Investor Relations Officer. Mr. Marcus Vinicius do Nascimento, Specialist Consultant of the Company and responsible for the Integration of new Assets, will temporarily assume the positions of Business and Ownership Interest Management Officer and of Implementation Officer.

Mr. Marco Faria is the current Chief Technical Officer of Taesa, holding that position since the foundation of the Company in 2009. He holds a degree in Electrical Engineering from Pontifícia Universidade Católica de Minas Gerais – PUC/MG, an MBA in Project and People Management from FGV, in addition to having a long professional career of over 40 years in the Brazilian electrical sector.

Mr. Fábio Antunes Fernandes is currently responsible for prospecting and assessing the Company’s new businesses, having already worked in several areas of the Company since 2007. He holds a degree in Economic Sciences from Faculdade Cândido Mendes, a Master's in Business Economics from the same institution and an MBA in Corporate Finance from IBMEC, accumulating 30 years of professional experience in several industries in the financial area, such as financial planning, treasury, economic and financial valuation, project finance, M&A and capital market operations.

Mr. Marcus Vinicius do Nascimento is currently responsible for coordinating the transition initiatives at Taesa after the acquisition of assets. He holds a degree in Electrical Engineering from Pontifícia Universidade Católica de Minas Gerais – PUC/MG, an Executive MBA in Business Management from FGV, and has 44 years of professional experience working in several companies in the electricity sector.

Taesa and its Board of Directors are grateful to Mr. Raul Lycurgo Leite and Mr. Marcus Pereira Aucélio for their dedication and relevant services provided for the benefit of the Company and all its employees.”

Belo Horizonte, May 14, 2020

Leonardo George de Magalhães

 Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Material Announcement Dated May 21, 2020: AGD Cemig 7° Issue 05/27/2020.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY – CNPJ 06.981.176/000158 – NIRE 31300020550

MATERIAL ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (‘Cemig’), a listed company, with securities traded on the stock exchanges of São Paulo, New York and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (‘Cemig GT’) a listed, wholly-owned subsidiary of Cemig, hereby, in accordance with CVM Instruction 358 of January 3, 2002 as amended, and Article 17 of CVM Instruction 625 of May 14, 2020, inform the Brazilian Securities Commission (CVM), the São Paulo stock exchange (B3), and the market in general as follows:

Due to the effects of the contagious disease Covid-19, characterized by the World Health Organization as a pandemic, including the restrictions imposed or recommended by the authorities in relation to travel and meetings, Cemig GT has researched ways for holders of the Debentures of Cemig GT’s seventh issue of non-convertible debentures (issued with asset guarantee, and additional surety guarantee, in a single series, for public distribution, with restricted placement efforts) (‘the Debenture Holders’) to participate remotely in the General Meeting of Debenture Holders (‘the Meeting’) called by Cemig GT through a convocation notice published in the newspaper O Tempo and in the Official Gazette of the State of Minas Gerais, and published on Cemig GT’s website, for the benefit of the Debenture Holders, to be held on May 27, 2020 at 11 a.m., as follows:

(i)	availability of a Remote Voting Instruction (‘the Voting Instruction’), in the form specified in Appendix I to the Proposal by Management to the Meeting, published on May 8, 2020 and re-presented on today’s date (‘the Management Proposal’); and
(ii)	holding of the Meeting exclusively in the remote and digital form, using the Microsoft Teams remote system for participation by the Debenture Holders in the Meeting; and the Meeting will be recorded.

Debenture Holders may opt to exercise their right to vote through the Voting Instruction, by sending the following documents, in PDF format, to padilha@Cemig.com.br, with copy to the Fiduciary Agent, at fiduciario@planner.com.br, by Tuesday, May 26, 2020 at 4 p.m.:

(i)	in digital form, the Voting Instruction duly filled in, initialed and signed, or digitally signed;
(ii)	if being represented by a power of attorney, digital copy of the original of the power of attorney document, duly formalized and signed by the granting Debenture Holder; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(iii)	digital versions of the authenticated copies of the following:
(a)	For individuals: valid identity document with photograph of the Debenture Holder or their legal representative, as the case may be;
(b)	for legal entities:
(i)	latest consolidated by-laws or articles of association, duly registered with the competent Commercial Board;
(ii)	corporate documents that prove the legal representation of the Debenture Holder;
(iii)	valid identity document with photo of the legal representative; and
(c)	for investment funds:
(i)	latest consolidated regulations of the fund;
(ii)	by-laws or articles of association of the fund’s administrator or manager, as the case may be, in accordance with the fund’s voting policy, and corporate documents proving the powers of representation; and
(iii)	valid identity document with photo of the legal representative.

If the Debenture Holder opts to exercise their right to vote remotely, the Voting Instruction should be filled in. In this event, it is essential that the fields in the Voting Instruction should be filled in with the full company name or full name of the Debenture Holder and the Debenture Holder’s national tax number (CNPJ for legal entities, CPF for individuals), with email address for any contact, and also indication of which individuals may be present on the Microsoft Teams Platform and their respective emails, so that they may, if they wish to, vote at the Meeting – in which event the Voting Instruction referred to above will be ignored, in accordance with Article 3, Sub-item II, §4, Item II, of CVM Instruction 625 of May 14, 2020.

Additionally, including in relation to the Debenture Holders who have opted not to send the Voting Instruction, for them to be able to participate in the Meeting via Microsoft Teams, they should contact the Financial Operations Management Unit of Cemig GT at the email, padilha@cemig.com.br, to:

(i)	send the necessary representation documents, in PDF format (specifying the names of the individuals who will be present on the Microsoft Teams digital platform, and their respective email addresses and telephone numbers), as indicated in this Material Announcement, in the Convocation Notice and in the Management Proposal published by Cemig GT; and
(ii)	receive the access credentials and instructions for their identification during the use of the platform. The access via Microsoft Teams will be restricted to those Debenture Holders who registered for receipt of credentials, as described herein (‘the Registered Debenture Holders’), and Cemig GT will be obliged to share the list of the Registered Debenture Holders, accompanied by the representation documents, with the Fiduciary Agent. For operational reasons, Debenture Holders interested in participating in the Meeting via Microsoft Teams should send an email and documents, as per the instructions above, at least two hours before the Meeting is held, that is to say, before 9 a.m. on May 27, 2020. The individual invitations for admission and participation in the Meeting will be sent to the email addresses indicated in the request for participation and the documents in the manner referred to above. Under the individual invitations, only the Registered Debenture Holders and their representatives or Attorneys (duly appointed in accordance with the Brazilian Corporate Law) will be admitted. If any Debenture Holder does not receive the individual invitation for participation in the related General Meeting of Debenture Holders at least one hour before the time of start of the Meeting, they should contact the Financial Operations Management Unit of Cemig GT on the telephone number: (31) 9–9617–3721 before the time of start of the Meeting for the appropriate support to be given, and, as the case may be, access released for the Debenture Holder by sending of a new individual invitation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig GT recommends that the Registered Debenture Holders should access the Microsoft Teams digital platform at least 10 minutes before the start of the Meeting to avoid any operational problems, and that Registered Debenture Holders should familiarize themselves with the Microsoft Teams platform in advance, to avoid any problems with its use on the day of the Meeting. Cemig GT does not accept responsibility for any problems of connection that the Registered Debenture Holder may experience or any other situations that are not under the control of Cemig GT (e.g. unstable connection between the Debenture Holder and the Internet, or incompatibility of Microsoft Teams with the Debenture Holder’s equipment). The Registered Debenture Holders that participate via Microsoft Teams in accordance with the instructions of Cemig GT will be considered to be present at the respective Meeting of Debenture Holders, and to be signatories to the related minutes and the attendance book.

Details of the matters to be discussed at the Meeting are in the Management Proposal, which is available to Debenture Holders for consultation at the Issuer’s head office and on the websites of Cemig GT (ri.cemig.com.br), the São Paulo stock exchange (B3), at http://www.b3.com.br, and the Brazilian Securities Commission (http://www.cvm.gov.br – under Sistema Empresas.NET).

Belo Horizonte, May 21, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Earnings Release - 1Q 2020 Results.

PUBLICATION OF RESULTS CEMIG REPORTS ADJUSTED 1Q20 EBITDA : R$ 1,365 MILLION

Highlights of 1Q20:

▪  Cemig D: Ebitda 2.2% higher than in 1Q19; Net profit 4.4% higher.

▪  Cemig GT: Profit impacted by FX depreciation on net financial expenses

▪  Cemig D distributed 2% less energy than in 1Q19

o   Captive market: 4.2% lower

o   Transported for clients: up 1.0%

▪  Business combination (Centroeste) – gross gain: R$ 51.7 million

▪  Loss on restatement of asset held for sale (Light):

o   Gross loss R$ 609 million; net of tax: R$ 402 million

Indicators (GWh)	1Q20	1Q19%
Electricity sold (excl. CCEE)	-13.673	-13.758	0,6%
Total energy carried	-4.809	-4.760	-1,0%
Indicators (R$ million)	1Q20	1Q19%
Sales on CCEE	88	253	-65,2%
Net debt	13.321	12.748	4,5%
Net debt (-hedge)	10.317	11.057	-6,7%
Gross revenue	9.072	9.055	0,2%
Net revenue	6.059	5.913	2,5%
Ebitda (IFRS)	808	1.461	-44,7%
Adjusted Ebitda	1.365	1.461	-6,6%
Net profit	-57	797	-
Ebitda margin	22,53%	24,71%	-2.18p.p.
Ebitda Cemig D and GT	1Q20	1Q19%
Ebitda Cemig D	495	506	-2,2%
Ebitda Cemig GT	705	930	-24,1%

Conference call

Publication of 1Q20 results

Webcast and Conference call

May 18 (Monday), at 2:00 p.m. (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br, or by conference call on:

+ 55 (11) 2188 0155 (1st option) or

+ 55 (11) 2188 0188 (2nd option)

Playback of Video Webcast:	Conference call – Playback:
http://ri.cemig.com.br	Tel: (+55-11) 2188 0400
Password:
Click on the banner and download.	CEMIG Português
Available for 90 days.	Available from May 18 to June 1, 2020

Cemig Investor Relations

http://ri.cemig.com.br/
ri@cemig.com.br
Tel.:	+55 (31) 3506 5024

Fax: +55 (31) 3506 5025

Cemig’s Executive Investor Relations Team

▪	Chief Finance and Investor Relations Officer

Leonardo George de Magalhães

▪	General Manager, Investor Relations

Antônio Carlos Vélez Braga

2

Contents

Conference call	2
Cemig Investor Relations	2
Cemig’s Executive Investor Relations Team	2
Contents	3
Disclaimer	4
Our shares	5
Cemig’s long-term ratings	6
PROFIT AND LOSS ACCOUNTS	7
Results for 1Q20	8
Covid-19	8
Cemig’s consolidated electricity market	10
The electricity market of Cemig D	12
Physical totals of transport and distribution – MWh	15
The electricity market of Cemig GT	15
SUPPLY QUALITY INDICATORS – DECi and FECi	16
Consolidated operational revenue	16
Taxes and charges reported as Deductions from revenue	20
Operational costs and expenses	21
Default	26
Share of profit (loss) in associates and joint ventures	27
Financial revenue and expenses	28
Ebitda	29
DEBT	30
Covenants – Eurobonds	32
Results separated by business segment – 1Q20	33
Appendices	34
Investments	34
Sources and uses of power – billed market	35
Losses	36
Generating plant	37
RAP (Permitted Annual Revenue – Transmission) – 2019-20 cycle	38
Cemig D Tables (R$ million)	39
Cemig GT tables (R$ million)	40
Tables – Cemig Consolidated (R$ million)	41

3

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

4

Our shares

Security	Ticker	Currency	Mar. 2020	Close of 2019	Change in the period %
Cemig PN	CMIG4	R$	8.91	13.79	-35.39%
Cemig ON	CMIG3	R$	9.05	15.59	-41.95%
ADR PN	CIG	US$	1.70	3.34	-49.15%
ADR ON	CIG.C	US$	1.80	3.90	-53.86%
Ibovespa	IBOV	–	73,020	115,645	-36.86%
Power industry index	IEEX	–	57,651	76,627	-24.76%

Source: Economática – Adjusted for corporate action, including dividends.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 8.95 billion in 1Q20, a daily average of R$ 144.43 million - this is 13.17% less than in 1Q19 (R$ 166.33 million). Volume traded in the common shares was R$ 1.59 billion in the quarter, with average daily volume of R$ 25.68 million – practically the same as in 1Q19. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q20 was US$ 812.24 million. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The Bovespa index, benchmark for the São Paulo stock exchange, fell strongly, by 36.86%, in the quarter, as a result of the Covid-19 pandemic. Cemig’s preferred shares fell by a similar percentage, 35.39%; and the common shares fell 41.95%. In New York the ADRs for Cemig’s preferred shares were down 49.15% in the quarter, and the ADRs for the common shares were down 53.86% – these figures also reflect the strong change in the USD/BRL exchange rate in the quarter.

5

Cemig’s long-term ratings

This table shows long-term credit risk ratings and outlook for the Company as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A+(bra)	Stable	A+(bra)	Stable	A+(bra)	Stable
S&P	brA+	Stable	brA+	Stable	brA+	Stable
Moody’s	Baa1.br	Positive	Baa1.br	Positive	Baa1.br	Positive

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BB–	Stable	BB–	Stable	BB–	Stable
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Positive	B1	Positive	B1	Positive

Ratings of Eurobonds:

Agency	Cemig		Cemig GT
	Rating	Outlook	Rating	Outlook
Fitch	BB–	Stable	BB–	Stable
S&P	B	Stable	B	Stable

6

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards), in thousands of Reais (R$ ’000).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	1Q20	1Q19%
GOING CONCERN OPERATIONS
NET REVENUE	6,059,215	5,913,178	2.5%
OPERATING COSTS AND EXPENSES
Personnel	311,606	365,041	-14.6%
Employees’ and managers’ profit shares	25,840	66,037	-60.9%
Post-retirement obligations	105,405	100,909	4.5%
Materials	18,625	20,490	-9.1%
Outsourced services	299,081	283,728	5.4%
Electricity bought for resale	2,814,495	2,594,181	8.5%
Depreciation and amortization	242,752	230,896	5.1%
Operating provisions / adjustments	159,116	109,006	46.0%
Charges for use of the national grid	365,012	333,796	9.4%
Gas bought for resale	311,925	394,982	-21.0%
Infrastructure construction costs	310,271	199,118	55.8%
Other operational expenses, net	54,135	51,932	4.2%
	5,018,263	4,750,116	5.6%
Fair value adjustment on business combination	51,736	0	-
Impairment of assets held for sale	-609,160	0	-
Share of profit (loss) in associates and joint ventures	81,942	67,226	21.9%

Finance income	1,482,735	350,518	323.0%
Finance expenses	-2,209,481	-452,078	388.7%
Pre-tax profit	-161,276	1,128,728	-114.3%

Current income tax and Social Contribution tax	-195,516	-304,722	-35.8%
Deferred income tax and Social Contribution tax	299,946	-26,767	-1220.6%
NET PROFIT FOR THE PERIOD	-56,846	797,239	-
7

Results for 1Q20

Results in thousands of Reais, unless otherwise stated

For first quarter 2020 (1Q20), Cemig reports a net loss of R$56,846 which compares to a net profit of R$ 797,239 in 1Q19.

Leading factors in the first quarter result were:

▪	The profit of Cemig D (Distribution) was practically unchanged year on year, at R$ 196,589 in 1Q20, compared to R$ 188,354 in 1Q19.
▪	There was a net negative item, of R$ 437,760, in Financial revenues (expenses) of Cemig GT, related to the debt in Eurobonds and the related hedge instrument, which after tax is a negative item of R$ 288,922. In 1Q19, this item represented a gross gain of R$119,464.
▪	Lower GSF in 1Q20 was also responsible for a lower result of Cemig GT.
•	GSF 1Q20: 1.05
•	GSF 1Q19: 1.49
▪	The investment in Light was recognized at market value on March 31. This restatement had a negative effect of R$ 609,160, corresponding to a net amount after tax of R$ 402,046.
▪	The business combination in Centroeste provided a gross gain of R$ 51,736.

Covid-19

Company’s initiatives

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions and responding to the impact of Covid-19, because of the fast-changing situation, which became more widespread, complex and systemic.

Also, in line with recommendations to maintain social-distancing measures, the Company has implemented an operational contingency plan and several precautionary measures to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with subcontractors Social Service department to monitor the evolution of suspicious cases; changing the schedule to prevent gatherings; restricting national and international travel; suspending technical visits and events at Company’s facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, providing face masks for employees in external service or in service into its facilities, and requiring outsourcings providers to put the same procedures in place. In addition, the Company has suspended in-store assistance to the general public temporarily.

8

The Company maintain the communication with its customers on virtual channels and essential assistance in customers’ facilities, ensuring the appropriate energy supply.

The Company also adopted the follow measures in order to contribute with society, which are assessed continuously:

▪	Providing payment flexibility to low-income residential subclass customers, registered as social tariff, who will be able to pay their debts in up to six installments, without interests or penalties.
▪	Providing payment flexibility to public and philanthropic hospitals as well as to emergency rooms units, which will be able to pay the bills not yet collected in up to six installments, without interests or penalties;
▪	Offering the entities regarded as small business by Brazilian law the option for payment in up to six installments, without interests or penalties.
▪	A donation program linked to its customers established for the purchase of medical equipment to hospitals located in several regions in the State of Minas Gerais, in addition to a donation made directly by the Company, which has already committed an amount around R$10 million.

The company is working diligently to mitigate the crisis impacts on its liquidity, implementing the following measures, among others:

▪	Revision of its program of investments and expenses;
▪	Payment of minimum dividends to stockholders, and concentration of the greater part of the payment at the end of 2020;
▪	Deferral of payment of employment-law taxes and charges, as authorized by legislation.

9

Government measures aimed at Brazilian energy sector

Several measures were implemented by the Brazilian government, specifically aimed at energy sector, which include:

▪	The provisional normative act. 950/2020 issued in April 8, 2020, which provides for 100% discount in the calculation of social energy tariff (‘Tarifa Social de Energia Elétrica’), from April 1, 2020 to June 20, 2020, applicable to customers included in low-income residential subclass, with energy consumption less than or equal to 220 kWh/month. The act also authorizes the Federal Government to allocate resources to Energy Development Account (CDE), limited to R$900, to cover the tariff discounts established.

▪	Provision of financial resources available in the reserve fund, by CCEE, dedicated to reduce future regulatory fees. Cemig D was granted with R$122 million.

▪	Under Resolution 878/2020, issued on March 24, 2020, the regulator has implemented some measures in an attempt to maintain the public service of energy supply, which include: prohibiting energy supply suspension due to default of certain categories of customers (residentials), for 90 days, prioritizing emergency assistance and energy supply to services and activities regarded as essential, drawing up specific contingency plans to assist health care units and hospital services, among others.

▪	The regulator have been discussing other measures to support the energy sector, especially towards energy distribution, by providing short-term resources in order to offset the liquidity reduction due to decrease in revenue and collection.

Cemig’s consolidated electricity market

The Cemig Group makes its sales of electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, CE Praias de Parajuru, CE Volta do Rio, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

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This market comprises sales of electricity to:

(i)	captive consumers in Cemig’s concession area in the State of Minas Gerais;
(ii)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);
(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and
(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

The Cemig group traded a total of 13,673,162 MWh on the CCEE in 1Q20, 0.6% less than in 1Q19. Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 10,448,608 MWh, or 2.2% less than in 1Q19. Sales to distributors, traders, other generating companies and independent power producers in 1Q20 were 3,224,555 MWh – or 4.8% more than in 1Q19.

In March 2020 the Cemig group invoiced 8,565,973 clients – an increase of 1.6% in the consumer base in the year since March 2019. Of these, 8,565,588 were in the group comprising final consumers and Cemig’s own consumption; and 385 were other agents in the Brazilian power industry.

The chart below itemizes the Cemig Group’s sales to final consumers in the year, by consumer category:

11

Total consumption of electricity (GWh)

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 2020 totaled 11,063,258 MWh, or 2.0% less than in 1Q19. This result is a composition of higher use of the network by Free Clients – an increase of 1.0%; and a year-on-year reduction, of 4.2%, in consumption by the captive market.

Captive clients + Transmission service (MWh)

Captive clients + Transmission service (MWh)	1Q20	1Q19%
Residential	2,785,000	2,743,798	1.50
Industrial	4,844,386	4,992,954	-2.98
Commercial, Services and Others	1,681,402	1,687,684	-0.37
Rural	777,109	863,882	-10.04
Public authorities	217,006	223,700	-2.99
Public lighting	339,494	351,964	-3.54
Public services	335,474	339,111	-1.07
Concession holders (Distributors)	73,980	76,223	-2.94
Own consumption	9,406	9,983	-5.78
Total	11,063,258	11,289,299	-2.00

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Residential

Consumption by Residential clients, which was 25.2% of the energy distributed by Cemig D in 1Q20, was 1.5% higher than in 1Q19. This increase is mainly related to the inclusion (new connections to the network) of a total of 133,357 new consumer units.

Average monthly consumption per consumer in 1Q20 was 133.0 kWh/month, or 0.4% less than in 1Q19 (133.6 kWh/month).

Industrial

Consumption by the Industrial consumer category was 43.8% of the total volume of electricity distributed by Cemig, and totaled 4,844,386 MWh in 1Q20, or 3.0% less than in 1Q19. One of the principal factors in lower consumption by industrial clients was the fall in consumption by the ferro-alloys sector (down 6.1% year-on-year).

Energy consumed by captive clients in 1Q20 totaled 472,440 MWh in 1Q20, 26.3% less than in 1Q19. The figure for the captive market was affected by the strong reduction in the number of consumers – down 58.4% year-on-year – with a total of 41,978 consumer units less than in March 2019, mainly due to a reclassification of clients to other categories in an overall process of review of clients’ registration details. Another factor in lower consumption was migration of consumers to the free market.

The volume of energy transported for industrial Free Clients was 39.5% of the total of energy distributed, totaling 4,371,946 MWh in 1Q20, 0.5% more than in 1Q19.

Commercial and Services

Energy distributed to the Commercial client category was 0.4% lower than in 1Q19, reflecting migration of clients from the captive market and a significant increase in consumption by the Free Market. Volume was down 2.7% year-on-year in the captive market, but up 9.2% YoY in the Free Market. The total energy used by captive clients, plus energy transported for Free Clients, in the Commercial category, was 15.2% of the total of energy distributed by Cemig D in 1Q20.

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Rural

Consumption by clients in the Rural category in 1Q20 was down 10.0% year-on-year, mainly due to revision of consumers’ registration details (in compliance with Aneel Resolution 800), resulting in a reduction of 15,309 consumer units (–2.2%); and a reduction of 32.0% in consumption by Irrigation clients, reflecting higher rainfall in the quarter.

Number of clients

A total of 8,565,258 consumers were billed in March 2020, or 130,777 more than in March 2019. Of this total, 1,487 were Free Consumers using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	1Q20	1Q19
Residential	6,978,243	6,844,886	1.95%
Industrial	29,915	71,893	-58.39%
Commercial, Services and Others	776,293	722,549	7.44%
Rural	693,181	708,490	-2.16%
Public authorities	65,642	64,855	1.21%
Public lighting	6,673	6,378	4.63%
Public services	13,118	13,507	-2.88%
Own consumption	706	742	-4.85%
	8,563,771	8,433,300	1.55%
Total energy carried
Industrial	727	587	23.85%
Commercial	745	585	27.35%
Rural	12	6	100.00%
Concession holder	3	3	0.00%
	1,487	1,181	25.91%
Total	8,565,258	8,434,481	1.55%

Physical totals of transport and distribution – MWh

Metered market	MWh		Change,
	1Q20	1Q19%
Total energy carried
Transported for distributors (metered)	70,939	78,883	-10.07
Transported for Free Clients (metered)	4,917,490	4,885,065	0.66
Own load + Distributed generation (1)(2)	7,742,000	8,185,553	-5.42
Consumption by captive market – Billed supply	6,254,033	6,529,473	-4.22
Losses in distribution network	1,487,966	1,656,080	-10.15
Total volume carried	12,730,429	13,149,501	-3.19

(1)	Includes Distributed Microgeneration.
(2)	Includes own consumption

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The electricity market of Cemig GT

Cemig GT billed a total of 7,450,859 MWh in 1Q20, 2.6% more than in 1Q19.

Consumption by industrial clients was 225,998 MWh lower in 1Q20 than 1Q19. This was more than offset by the increase of 266,360 MWh in the commercial client category, resulting from the increase in migration of clients from the capital market to the Free Market. From March 2019 to the end of March 2020, Cemig GT added 241 new commercial clients. Sales of energy in the Regulated Market were lower than in 1Q19, due to the differences in the seasonalization profiles of the distributors.

The higher sales in the Free Market were due largely to higher volume of sales in the spot market to traders in the early months of 2020, and allocation of a lower volume for settlement in the CCEE.

Cemig GT	(MWh)		Change, % 1Q19–1Q20
	1Q20	1Q19
Free Clients
Industrial	3,005,352	3,231,349	-6.99%
Commercial	1,185,574	919,215	28.98%
Rural	3,648	504	623.27%
Free Market – Free contracts	2,673,898	2,509,423	6.55%
Regulated Market	550,656	568,070	-3.07%
Regulated Market – Cemig D	31,730	31,208	1.67%
Total	7,450,859	7,259,770	2.63%

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent routine of preventive inspection and maintenance of substations, and distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DECi (Average Outage Duration per Consumer, in hours), and FECi (Average Outage Frequency per Consumer, in number of outages), since January 2016. Quality indicators linked to the current concession contract of Cemig D (distribution), signed in 2015

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Note: Figures for 2016 and 2017 are according to recalculation presented by the Company to Aneel.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 1Q20 was R$ 6,767,438, 2.51% higher than in 1Q19 (R$ 6,601,417).

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(1) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Final consumers

Revenue from energy sold to final consumers was R$ 5,855,898 in 1Q20, compared to R$ 5,841,016 in 1Q19, or 0.25% lower year-on-year.

The main factors in this revenue were:

▪	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of an increase of 8.73%, effective from May 28, 2019.

▪	Volume of electricity sold to final consumers 2.17% lower.

Revenue from Use of Distribution Systems (the TUSD charge)

In 1Q20 this revenue was R$ 724,371, or 14.97% more than in 1Q19 (R$ 630,044). The higher revenue mainly reflects the Company’s annual tariff adjustment in effect from May 28, 2019 (full effect in 2020), which for Free Clients resulted in an increase of approximately 17.28%.

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CVA and Other financial components in tariff adjustment

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. In 1Q20 this item comprised a reduction of revenue by R$ 54,602, compared with an addition to revenue of R$120,350 in 1Q19. This variation is mainly due to lower costs of electricity acquired in auctions than assumed in the tariff calculation. Although this item represents realization of an asset in 1Q20, the Company has a CVA balance receivable of R$ 775,885.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at December 31, 2018	1,080,693
Net constitution of financial assets	167,230
Realized	(46,880)
Advances from the Flag Tariff Centralizing Account (‘CCRBT’)	(74,534)
Updating – Selic rate	20,906
Balance at March 31, 2019	1,147,415

Balance at December 31, 2019	881,614
Net constitution of financial assets	182,365
Realized	(236,967)
Advances from the Flag Tariff Centralizing Account	(62,770)
Updating – Selic rate	11,643
Balance at March 31, 2020	775,885

Transmission concession revenue

This revenue was R$ 123,269 in 1Q20, compared to R$ 117,179 in 1Q19 – a year-on-year increase of 5.20%. The higher figure arises basically from the inflation adjustment of the annual RAP, which was applied in July 2019, plus the new revenues related to the investments authorized to be included. The percentages and indices applied for the adjustment are different for different concessions: the IPCA index is applied to the contract of Cemig GT, and the IGP–M index to the contract of Cemig Itajubá.

Revenue from transactions on the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q20 was R$ 87,824, compared to R$ 252,616 in 1Q19 – a reduction of 65.23% year-on-year. The lower figure reflects lower allocation of the Group’s own energy, and lower GSFs in the period, and also higher allocation of supply to bilateral spot sales in 1Q20.

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2020	Spot price		GSF	2019	Spot price		GSF
	Sub-market	Average price			Sub-market	Average price
		R$/MWh				R$/MWh
January	Southeast / Center-West	327.38	0.8637	January	Southeast / Center-West	192.10	1.6239
February	Southeast / Center-West	154.44	1.0513	February	Southeast /	443.66	1.4848
					Center-West
March	Southeast /	81.86	1.2366	March	Southeast / Center-West	234.49	1.3670
	Center-West

Revenue from supply of gas

Cemig reports revenue from supply of gas 6.14% lower YoY in 1Q20, at R$ 559,660, compared to R$ 596,278 in 1Q19. This difference basically reflects volume of gas sold 20.65% lower, at 250,136 m3 in 1Q20, mainly due to consumption by the thermoelectric power generation sector 59.51% lower in 1Q20. The effect of lower volume of gas sold was partially offset by the increase from application of the IGP-M inflation index to distribution costs, which occurs annually in February: the resulting increases were: 7.26% in 2019, and 7.81% in 2020. In May 2019, the tariffs for five user categories – Industrial, General use, Co-generation, VNG and CNG – were increased due to the increases in average cost of gas, and variation at the margin – for the latter the effective variation of 6.74% in the IGP-M inflation index was applied.

Market	2015	2016	2017	2018	2019	1Q20	1Q19
(’000 m3)
Residential	1,04	3,38	11,44	17,73	21,28	23,95	16.88
Commercial	22,42	24,68	32,67	39,37	47,7	55,86	37.87
Industrial	2,422.78	2,173.76	2,453.22	2,400.41	2,085.32	2,135.25	2,299.88
Other expenses	119.87	120.19	126.15	155.14	148.44	136.17	155.47
Total market excluding thermal plants	2,566.11	2,322.01	2,623.47	2,612.65	2,302.74	2,351.23	2,510.10
Thermal generation	1,309.13	591.52	990.89	414.04	793.94	397.52	992.56
Total	3,875.24	2,913.53	3,614.36	3,026.69	3,096.69	2,748.74	3,502.67

Supply of gas to the residential market began in 2013. In March 2020, a total of 52,196 households were supplied and billed.

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Number of clients	2015	2016	2017	2018	2019	March 2020

Residential	3,820	14,935	30,605	41,377	50,813	52,196
Commercial	218	394	591	756	981	996
Industrial	113	112	107	109	109	95
Other expenses	62	49	50	57	61	62
Thermal generation	2	2	2	2	2	2
Total	4,215	15,492	31,355	42,301	51,966	53,351

Taxes and charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 1Q20 was R$ 3,012,440 – an increase of 4.11% in relation to their total of R$ 3,141,524 in 1Q19.

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The budget of the CDE was increased by 8% for the year 2020, basically due to increase in the costs of the Fuel Consumption Account (CCC), due to the need to serve the state of Roraima with thermoelectric generation plants after it ceased to be served by power supply coming from Venezuela.

In spite of the increase in its budget, the charges for contribution to the CDE were R$ 609,710 in 1Q20, compared to R$ 652,349 in 1Q19, or 6.54% lower, mainly due to the termination of the ACR Account in August 2019.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

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Consumer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. Charges to the consumer arising from the ‘Flag Tariff’ system in 1Q20 were 434.09% higher year-on-year – at R$ 59,583 in 1Q20, vs. R$ 11,156 in 1Q19.

This higher figure reflects application of the ‘yellow’ tariff flag in December 2019 (affecting billing of January 2020), and January 2020; the ‘green’ flag was in force only as from February 2020 (with effect on the billing in the month of March 2020).

The ‘Flag’ Tariff component – history
Dec. 2019	Yellow	Dec. 2018	Green
Jan. 2020	Yellow	Jan. 2019	Green
Feb. 2020	Green	Feb. 2019	Green
Mar. 2020	Green	Mar. 2019	Green

Operational costs and expenses

Operational costs and expenses in 1Q20 were R$ 5,018,263, 5.65% more than in 1Q19 (R$ 4,750,116), a significant component being the higher cost of energy bought for resale.

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The following paragraphs comment on the main variations:

People

The expense on personnel in 1Q20 was R$ 311,606, or 14.64% lower than in 1Q19 (R$ 365,041). This mainly reflects the average number of employees in 1Q20 being 6.93% lower than in 1Q19, and the expense on the PDVP Voluntary Retirement Program, in 1Q19, of R$ 21,491. At the same time, the 1Q20 result includes a salary increase of 2.55% as from November 2019, under the Collective Work Agreement.

Number of employees – by company

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit share in 1Q20 was R$ 25,840, compared to R$ 66,037 in 1Q19, reflecting the lower profit in the period and the change in the criteria for profit shares.

Electricity purchased for resale

The expense on electricity bought for resale in 1Q20 was R$ 2,814,495, or 8.49% more than in 1Q19 (R$ 2,594,181). This arises mainly from the following items:

▪	Expenses on supply from Itaipu 28.41% higher, at R$ 427,812 in 1Q20, than in 1Q19 (R$ 333,156). This mainly reflects the average exchange rate for the dollar being 22% higher in 1Q20 – at US$1=R$ 4.63 – than in 1Q19 (R$ 3.80).

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▪	Expenses on supply acquired at auction 15.29% higher year on year in 1Q20, at R$ 819,439, compared to R$ 710,792 in 1Q19. The increase reflects volume of energy acquired approximately 11% higher year-on-year, added to the effect of upward adjustment in power purchasing agreements on the Regulated Market (CCEARs), taking place at the moment of the distributor’s tariff adjustment.

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consolidated	1Q20	1Q19	Change, %
Supply from Itaipu	427,812	333,156	28.4%
Physical guarantee quota contracts	189,833	178,931	6.1%
Quotas for Angra I and II nuclear plants	75,742	67,293	12.6%
Spot market	381,937	513,977	-25.7%
Proinfa	77,933	95,308	-18.2%
Individual (‘bilateral’) contracts	79,176	113,646	-30.3%
Electricity acquired in Regulated Market auctions	819,439	710,792	15.3%
Acquired in Free Market	843,106	831,814	1.4%
Distributed generation	173,481	0	-
Credits of PIS, Pasep and Cofins taxes	-253,964	-250,736	1.3%
	2,814,495	2,594,181	8.5%

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Cemig D	1Q20	1Q19	Change, %
Supply from Itaipu	427,812	333,156	28.4%
Physical guarantee quota contracts	200,234	178,931	11.9%
Quotas for Angra I and II nuclear plants	75,742	67,293	12.6%
Spot market – CCEE	221,689	489,525	-54.7%
Individual (‘bilateral’) contracts	79,176	72,596	9.1%
Supply acquired in auctions on the Regulated Market	827,471	727,831	13.7%
Proinfa	77,933	95,309	-18.2%
Distributed generation	173,482	37,966	356.9%
Credits of PIS, Pasep and Cofins taxes	-164,360	-174,306	-5.7%
	1,919,179	1,828,301	5.0%

Gas bought for resale

The expense on acquisition of gas was 21.03% lower in 1Q20, at R$ 311,925, compared to R$ 394,982 in 1Q19. This reflects the volume of gas sold 20.65% lower, at 250,135m3 in 1Q20, compared to 315,240m3 in 1Q19, which was mainly caused by a strong reduction, of 59.51%, year-on-year, in consumption of gas by the thermoelectric power plant sector of clients.

Post-retirement obligations

The impact on operational profit of the Company’s post-retirement obligation was an expense of R$ 105,405 in 1Q20, compared to an expense of R$ 100,909 in 1Q19. This is mainly the result of reduction in the discount rate used in the actuarial calculation – which increased the amount of the actuarial liabilities, and consequently the scale of the expense reported.

Charges for use of the transmission network

Charges for use of the national grid in 1Q20 were R$ 365,012, or 9.35% more than in 1Q19 (R$ 333,796).

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This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operational provisions in 1Q20 were R$ 159,116, or 45.97% higher than in 1Q19 (R$ 109,006). This arises mainly from the following items:

▪	Higher provisions for civil contingencies – provisions of R$ 16,311 were made in 1Q20, which compares to a net reversal of provisions of R$ 2,495 in 1Q19. The difference mainly arises from provisions made for legal actions for third party liability, claiming payment of indemnity for pain and suffering, material and aesthetic damage caused by accidents involving the electricity network.
▪	Losses expected on doubtful receivables from clients 25% higher, at R$ 99,740 in 1Q20 (R$ 96,145 in Cemig D), compared to R$ 79,351 in 1Q19. This difference mainly reflects higher default by clients in the Public Authorities category, and, especially, worsening of performance in the Commercial category.
▪	The provisions for the SAAG put option were 89.06% higher in 1Q19, with new provisions made in the quarter totaling R$ 20,812, compared to R$ 11,008 in 1Q19.

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Default

The start of 2020 was marked by a high degree of uncertainty in the social and economic spheres both in Brazil and worldwide, with the proliferation of the public health crisis caused by the Covid-19 coronavirus, and its arrival in Brazil.

The percentage of customer default at the end of March was at 5.29%, approximately 4% higher in absolute numbers than at the end of 2019 – this was one of the results of the measures to combat dissemination of Covid-19 adopted in the great majority of the towns and cities of Minas Gerais as from the second half of March.

To try to mitigate the impacts of the pandemic and help sustain its clients’ payment capacity, Cemig is launching special payment conditions to help, principally, low-income clients, hospitals and micro-companies. New channels of payment, such as new debit and credit cards, are also expected to be put in place in the coming months, which we expect to expand consumers’ payment options, and facilitate future negotiations.

The company will be operating new means of getting closer to its clients in the coming months. New channels of communication, such as WhatsApp, have been put in place, as well as campaigns to enrich the client registry information. These were being adopted in April. These measures aim to expand the scope and efficiency of the tools for approaching consumers, including approach for negotiations.

Cemig is confident that conscious and efficient use of its resources for negotiation and collection will be of great importance in succeeding to overcome the adverse impacts that we expect to affect the whole of the market as a consequence of this serious health crisis which the Brazilian public is undergoing.

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Balance of provision for doubtful receivables, by client category

Consolidated	Mar. 31, 2020	Dec. 31, 2019
Residential	135,607	131,011
Industrial	207,520	197,229
Commercial, services and others	169,076	161,141
Rural	30,322	31,919
Public authorities	227,612	200,530
Public lighting	2,168	2,045
Public services	33,078	31,063
Charges for use of the network (TUSD)	54,787	54,787
	860,170	809,725

Share of profit (loss) in associates and joint ventures

For its interests in non-consolidated investees the Company posted a gain of R$ 81,942 by the equity method of accounting in the quarter. This figure was 21.89% higher than in 1Q19, mainly reflecting a higher negative item from Taesa, of R$ 77,152 in 1Q20, compared to R$ 32,081 in 1Q19.

Equity in earnings of unconsolidated investees, net	1Q20	1Q19
Taesa	77,152	32,861
Aliança Geração	27,577	37,628
Baguari Energia	5,943	4,815
Retiro Baixo	5,700	3,399
Hidrelétrica Cachoeirão	1,546	2,580
Hidrelétrica Pipoca	1,434	-40
LightGer	1,234	0
Ativas Data Center	221	-165
Companhia de Transmissão Centroeste de Minas	0	1,450
Janaúba photovoltaic plant – distributed generation	-82	40
Axxiom Soluções Tecnológicas	-182	0
Itaocara	-192	0
Guanhães Energia	-358	0
Aliança Norte (Belo Monte plant)	-4,649	-1,374
Amazônia Energia (Belo Monte Plant)	-6,774	-1,240
FIP Melbourne (Santo Antônio Plant)	-11,886	-5,821
Madeira Energia (Santo Antônio plant)	-14,742	-6,907
Total	81,942	67,226

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Financial revenue and expenses

The net result of financial revenues and expenses in 1Q20 was an expense of R$ 726,746. This figure was 616% higher than in 1Q19, when the result was a net expense of R$ 101,560. This mainly reflects a net negative effect in the Eurobonds transaction and its corresponding hedge instrument, of R$ 437,760 in 1Q20, which compares to a net gain of R$ 119,460 in 1Q19 on the same basis. This arises mainly from the following factors:

▪	The dollar appreciated by 28.98% against the Real in 1Q20, compared to an appreciation of 0.57% in 1Q19. This resulted in negative effects on the principal of the debt of Eurobonds, totaling R$ 1,752,000 and R$ 32,847 respectively.
▪	The fair value of the hedge for the Eurobond transactions increased by R$ 1,314,240 in 1Q20. In 1Q19 the variation in the fair value of the hedge instrument, of R$ 152,311, was enough to offset the FX liability variation, of R$ 32,847, resulting in a gain of R$ 119,464. The higher value of the hedge instrument in 1Q20 arises from the increase in the value of dollar futures, which resulted in an increase in the value of the options (call spread) and the asset component of the swap for protection of interest.

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Ebitda

Cemig’s consolidated Ebitda in 1Q20 was 44.7% lower than in 1Q19, adjusted Ebitda was 6.5% lower than in 1Q19. Ebitda margin in 1Q20 was 13.34%, compared to 24.71% in 1Q19.

EBITDA – R$ ’000	1Q20	1Q19	Change, %
Net profit for the year	-56,846	797,239	-
+Income and Social Contribution taxes	-104,430	331,489	-
+ Financial revenue (expenses)	726,746	101,560	615.6%
+ Amortization and depreciation	242,752	230,896	5.1%
Ebitda	808,222	1,461,184	-44.7%

Non-recurring and non-cash effects
+ Net profit attributed to non-controlling stockholders	-269	-163	65.0%
+ Impairment of assets held for sale (Light)	609,160	-	-
+ Result of business combination (Centroeste)	-51,736	-	-
Adjusted Ebitda	1,365,377	1,461,021	-6.5%

29

DEBT

The Company’s total consolidated debt at March 31, 2020 was R$ 15,762,574, or R$ 986,543 more than its balance of R$ 14,776,031 at the end of 2019. It is important to note that the Company also records a net positive balance on hedge transactions for the Eurobond issue, in the total amount of R$ 3,005,184: R$ 1,530,896 for the principal of the debt, and R$ 1,474,288 for the interest. The total net asset value of the hedge is R$ 1,314,240 greater than at the end of 2019.

In first quarter 2020, debt totaling R$ 972,447 was amortized: R$ 416,745 in Cemig GT, and R$ 533,682 in Cemig D. No new loans were raised. The increase in gross debt was due to capitalization of borrowing costs in the period, and especially the increase in the exchange rate for the dollar in the quarter, which added R$ 1.75 billion to the value of the principal debt under the Eurobond issue.

30

CEMIG Holding Consolidated	March 2020	2019	Change %
Total Debt	14,776,031	14,776,031	6.68%
Cash and cash equivalents + Marketable Securities	1,289,438	1,289,438	89.28%
Total Net Debt	13,486,593	13,486,593	-1.22%
Debt in foreign currency (R$ '000)	6,061,097	6,061,097	32.79%

CEMIG GT	March 2020	2019	Change %
Total Debt	7,886,783	7,886,783	19.42%
Cash and cash equivalents + Marketable Securities	585,203	585,203	46.47%
Total Net Debt	7,301,580	7,301,580	17.26%
Debt in foreign currency (R$ '000)	6,043,046	6,043,046	32.75%

CEMIG D	March 2020	2019	Change %
Total Debt	5,794,922	5,794,922	-9.35%
Cash and cash equivalents + Marketable Securities	344,611	344,611	253.90%
Total Net Debt	5,450,311	5,450,311	-25.99%
Debt in foreign currency (R$ '000)	18,051	18,051	43.82%

31

Covenants – Eurobonds

12 months	Mar. 31, 2020
R$ mn	GT	H
Net income (loss)	248	2,273
Financial results net	390	-735
Income tax and social contribution	337	1,130
Depreciation and amortization	221	970
minority interest result	114	-140
provisions for the variation in value of put option obligations	73	73
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	70	91
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	1074	2,613
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	-414	-1,480
non-cash revenues related to transmission and generation indemnification	-179	-179
cash dividends received from minority investments (as measured in the statement of cash flows)	133	283
monetary updating of concession grant fees	-337	-337
cash inflows related to concession grant fees	261	261
cash inflows related to transmission revenue for cost of capital coverage	183	183
Covenant EBITDA	2,174	5,006

12 months	Mar. 31, 2020
R$ mn	GT	H
Consolidated Indebtedness	9,418	15,762
Derivative financial instruments	-3,005	-3,005
Debt contracts with Forluz	248	1,097
The carrying liability of any put option obligation, less	504	504
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets.	-857	-2,441
Covenant Net Debt	6,308	11,917
Covenant Net Debt to Covenant EBITDA Ratio	2.90	2.38
Limit Covenant Net Debt to Covenant EBITDA Ratio	4.50	3.50
Total Secured Debt (reais)		848
Total Secured Debt to Covenant EBITDA Ratio		0.67
Limit Covenant Net Debt to Covenant EBITDA Ratio		1.75

32

Results separated by business segment – 1Q20

INFORMATION BY SEGMENT ON MARCH 31, 2020
DESCRIPTION	ELECTRICITY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
NET REVENUE	1,677,024	193,517	3,777,379	462,719	25,664	(77,088)	6,059,215
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(913,749)	-	(1,919,179)	-	-	18,433	(2,814,495)
Charges for use of the national grid	(49,434)	(56)	(372,581)	-	-	57,059	(365,012)
Gas bought for resale	-	-	-	(311,925)	-	-	(311,925)
Total	(963,183)	(56)	(2,291,760)	(311,925)	-	75,492	(3,491,432)

OPERATING COSTS AND EXPENSES
People	(46,180)	(28,839)	(215,679)	(12,855)	(8,053)	-	(311,606)
Employees’ and managers’ profit shares	(3,769)	(2,430)	(16,401)	-	(3,240)	-	(25,840)
Post-retirement obligations	(12,188)	(10,339)	(71,202)	-	(11,676)	-	(105,405)
Materials	(2,204)	(954)	(15,177)	(260)	(32)	2	(18,625)
Outsourced services	(25,685)	(9,585)	(252,181)	(5,351)	(7,873)	1,594	(299,081)
Depreciation and amortization	(51,189)	(1,250)	(163,082)	(26,435)	(796)	-	(242,752)
Operating provisions (reversals) and adjustments for operational losses	(28,438)	(2,844)	(125,748)	(244)	(1,842)	-	(159,116)
Infrastructure construction costs	-	(47,198)	(248,407)	(14,666)	-	-	(310,271)
Other operating expenses (revenues), net	(5,601)	(2,858)	(46,108)	(3,284)	3,716	-	(54,135)
Total cost of operation	(175,254)	(106,297)	(1,153,985)	(63,095)	(29,796)	1,596	(1,526,831)

OPERATIONAL COSTS AND EXPENSES	(1,138,437)	(106,353)	(3,445,745)	(375,020)	(29,796)	77,088	(5,018,263)

Fair value adjustment on business combination	-	51,736	-	-	-	-	51,736
Impairment of assets held for sale	-	-	(609,160)	-	-	-	(609,160)
Share of profit (loss) in non-consolidated investees	4,751	77,152	-	-	39	-	81,942

OPERATIONAL PROFIT BEFORE FIN. REVENUE (EXP.) AND TAXES	543,338	216,052	(277,526)	87,699	(4,093)	-	565,470
Financial revenues	1,339,817	1,765	128,024	3,065	10,064	-	1,482,735
Financial expenses	(1,351,138)	(681,690)	(162,440)	(12,683)	(1,530)	-	(2,209,481)
PRE-TAX PROFIT	532,017	(463,873)	(311,942)	78,081	4,441	-	(161,276)
Income tax and Social Contribution tax	(284,386)	320,003	(100,629)	(26,343)	195,785	-	104,430
NET PROFIT (LOSS) FOR THE PERIOD	247,631	(143,870)	(412,571)	51,738	200,226	-	(56,846)

Interest of controlling shareholders	247,631	(143,870)	(412,571)	51,469	200,226	-	(57,115)
Minority interests	-	-	-	269	-	-	269
	247,631	(143,870)	(412,571)	51,738	200,226	-	(56,846)

33

Appendices

Investments

R$ ’000	Realized	Proposed
	1Q20	2020
GENERATION	184,821	7,670
Investment program	95,373	7,670
Capital injections	89,448	-
Aliança Norte	3,988	-
SPC – Guanhães	-	-
SPC – Amazônia Energia Participações (Belo Monte)	4,857	-
Itaocara Hydroelectric Plant	29,881	-
Renova	50,722	-

TRANSMISSION	249,764	48,608
Investment program	249,764	48,608

Cemig D	1,667,470	227,933
Investment program	1,667,470	227,933

HOLDING COMPANY	168,037	42,617

Capital injections	168,037	-
Axxiom	-	-
Cemig GD (Distributed Generation)	-	-
Cemig Overseas	-	-
Gas consortia	-	-
Efficientia – Distributed generation	168,037	-

Acquisitions – Centroeste	-	42,617
Total	2,270,092	326,828

34

Sources and uses of power – billed market

35

Losses

36

Generating plant

37

RAP (Permitted Annual Revenue – Transmission) – 2019-20 cycle

38

Cemig D Tables (R$ million)

39

Cemig GT tables (R$ million)

40

Tables – Cemig Consolidated (R$ million)

41

42

43

44

45

4. Material Announcement Dated June 18, 2020: 1st payment of Interest on Equity postponed to December 30.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

1st payment of Interest on Equity postponed to December 30

In accordance with CVM Instruction 358/2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

In a meeting held on today’s date, the Board of Directors approved alteration of the date of payment to stockholders of the first installment of Interest on Equity.

At its meeting of December 18, 2019, the Board had originally scheduled this first payment, in the amount of R$ 200 million (two hundred million Reais) to take place on June 30, 2020.

In view of the uncertainty and volatility caused by the Covid-19 pandemic, management has concluded that it would be prudent to postpone the date of this payment, as a preventive measure, to provide the Company with an additional reserve of cash to meet any needs that might arise in this period.

The date of this payment has been rescheduled to December 30, 2020. All other conditions of this distribution of Interest on Equity to stockholders remain unchanged, in accordance with the Notice to Stockholders of December 18, 2019.

We re-emphasize our commitment to transparency, and will keep the market fully updated.

Belo Horizonte, June 18, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Convocation Dated June 18, 2020: Ordinary and Extraordinary General Meetings of Stockholders – AGM and EGM.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS - AGM AND EGM

CONVOCATION

Stockholders are hereby called to Ordinary (Annual) and Extraordinary General Meetings of Stockholders of Companhia Energética de Minas Gerais – Cemig to be held, concurrently, on Friday, July 31, 2020 at 11 a.m., exclusively by digital media, at the Company’s head office, in Belo Horizonte, Minas Gerais, Brazil, through the electronic platform Webex, which will enable stockholders to take part and vote, provided they send the Remote Voting Form, to decide on the following matters:

1.	Approval of the Report of Management and the Financial Statements for the year ended December 31, 2019, and the related complementary documents.

2.	Allocation of the net profit for the business year 2019, of R$ 3,127,398,000 and realization of the Equity Revaluation reserve, of R$ 24,812,000.

3.	Election of the members of the Board of Directors and the Audit Board, due to completion of their periods of office.

4.	Decision on the annual global remuneration of the Managers, the members of the Audit Board, and the Audit Committee.

5.	Increase in the share capital by transfer of part of Reserves++ and the consequent alteration and consolidation of the by-laws.

Under Article 3 of CVM Instruction 165/1991, as amended, adoption of the multiple voting system for election of members of the Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, in accordance with CVM Instruction 481/2009, by sending the corresponding Remote Voting Form (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank by July 24, 2020, or directly to the Company by email: ri@cemig.com.br, by July 29, 2020.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and Paragraph 2 of Clause 10 of the Company’s by-laws, by sending to the email address ri@cemig.com.br, by email, preferably by July 29, 2020, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers.

Belo Horizonte, June 18, 2020.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

6. Proposal Dated June 18, 2020 by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be Held on July 31, 2020.

INDEX OF APPENDICES

Appendix 1	Proposal for allocation of net profit – 2019 business year
(in accordance with Appendix 9-1-II of CVM Instruction 481/2009)

Appendix 2	Capital Budget

Appendix 3	Information indicated in Item 13 of the Reference Form – Remuneration of the Managers (CVM Instruction 481, Article 12)

Appendix 4	Opinion of the Audit Board on the Financial Statements

Appendix 5	Opinion of the Audit Board on the Proposal by the Board of Directors to the AGM

Appendix 6	Comments by the Managers on the financial situation of the Company, as per Item 10 of the Reference Form

Appendix 7	Opinion of the External Auditors

Appendix 8	Capital increase (CVM Instruction 481, Article 14, Appendix 14)

Appendix 9	Changes to the by-laws (CVM Instruction 481, Article 11)

Appendix 10	Board of Directors (CVM Instruction 481– Article 10)

Appendix 11	Audit Board (CVM Instruction 481, Article 10)

7. Material Announcement Dated July 06, 2020: Renova files 2 recovery plans.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova files 2 recovery plans

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A.  (‘Renova’) today published the following Material Announcement:

“	In accordance with CVM Instruction 358/2002 as amended, Renova Energia S.A., in Judicial Recovery (RNEW3; RNEW 4; RNEW11)(‘Renova’), hereby informs its stockholders and the general public as follows:

On today’s date Renova has filed 2 (two) new Judicial Recovery Plans in the proceedings of Case No. 110325754.2019.8.26.0100 before the 2nd Bankruptcies and Judicial Recovery of São Paulo State:

(i)	a plan for the companies of Phase A of the Alto Sertão III, linked to the financing originally obtained from the BNDES; and
(ii)	a second plan for the Company and the other companies of the Renova Group.

Filing of these two plans aims to establish a recovery structure that will make it possible to serve the interests of creditors and the recovering companies in the best possible way.

All the documents required by the Corporate Law and the applicable CVM rules, related to the subject of this Material Announcement, are available to stockholders of the Company on its website – at www.ri.renovaenergia.com.br . All this material is also available in copy on the Empresas.NET system of the CVM (www.cvm.com.br) and on the website of B3 (www.b3.com.br).

The Company reiterates its commitment to keeping stockholders and the market fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, July 6, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Market Notice Dated July 20, 2020: Cemig files statement of interest in extending concessions of two hydroelectric plants.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig files statement of interest in extending concessions of two hydroelectric plants

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market as follows:

On July 17, 2020, as per Article 11 of Law 12783/2013, Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), to guarantee its right of option under the changes in legislation currently under discussion relating to the group of measures known as “modernization of the electricity sector”, filed a statement of its interest in extending two of its concessions – for the Emborcação and Nova Ponte Hydroelectric Plants – under the independent power producer regime, outside the regime of quotas.

Under Generation Concession Contract 007/97 of July 10, 1997 and its Second Amendment, signed on October 22, 2008, Cemig GT holds the concessions for:

• the Emborcação Hydroelectric Plant, on the Paranaíba River, with installed capacity of 1,192 MW;

and
•	the Nova Ponte Hydroelectric Plant, on the Araguari River, with installed capacity of 510 MW.

Currently, these concessions expire on July 23, 2025.

It should be noted that this formal statement of interest aims solely to guarantee the right of Cemig GT to any extension of these concession contracts under the new conditions, which are still pending finalization and to be decided. Any actual decision will only be made after publication by the Mining and Energy Ministry and Aneel, the electricity regulator, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.

We also point out that this statement of interest will not suspend or exclude analysis of other legal alternatives for extension of the concessions, which are under assessment by the Company.

Belo Horizonte, July 20, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Material Announcement Dated July 22, 2020: Cemig suspends guidance, due to Covid-19.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig suspends guidance, due to Covid-19

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Due to the impossibility of precisely quantifying the effects of the Covid-19 pandemic, especially in relation to uncertainty on the future development of the illness in the markets where it operates, Cemig has decided to suspend its Guidance (financial projections), published at its 24th Annual Meeting with the Market held on May 29, 2019.

Cemig reiterates its commitment to keep its stockholders, creditors and the market duly and timely informed.

Belo Horizonte, July 22, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. Notice to Stockholders Dated July 23, 2020: July 31 General Meetings of Stockholders:Important to submit documents in time.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

July 31 General Meetings of Stockholders:

Important to submit documents in time

Cemig (Companhia Energética de Minas Gerais – listed with securities traded on the stock exchanges of São Paulo, New York and Madrid) hereby informs its stockholders as follows:

Due to the procedure that will be adopted for the Ordinary and Extraordinary General Meetings of Stockholders of July 31, 2020 (the 2020 AGM/EGM) – which will be held exclusively online, from the company’s head office in Belo Horizonte, Minas Gerais, Brazil, using the online platform Webex – it is very important for stockholders to comply with the periods for sending in the documentation for participation in the Meetings, including the Remote Voting Form (Boletim de Voto à Distância, or BVD).

As stated in the Notice of Convocation to the Meetings, any stockholder who wishes to do so may exercise the right to vote using the remote voting system, in accordance with CVM Instruction 481/2009, by sending the corresponding Remote Voting Form, through the stockholder’s custodian institution or mandated bank by July 24, 2020, or directly to the Company by email: ri@cemig.com.br, by July 29, 2020.

Any stockholder who wishes to be represented by proxy at the 2020 AGM/EGM should obey the precepts of Article 126 of Law 6406 of 1976, and Paragraph 2 of Clause 10 of the Company’s by-laws, by sending by email, to ri@cemig.com.br, preferably by July 29, 2020, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers.

Belo Horizonte, July 23, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. Notice to Stockholders Dated July 31, 2020: (1) Dividends Declared by AGM of July 31; (2) Capital increase with issue of 4.1% in new shares.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

(1) Dividends declared by AGM of July 31;

(2) Capital increase with issue of 4.1% in new shares

Cemig advises its stockholders that the Ordinary (Annual) and Extraordinary General Meetings of Stockholders (‘AGM/EGM’) held on July 31, 2020 decided the following:

1.	DIVIDENDS:

a)	Of the net profit for 2019, in the amount of R$ 3,127,398,000:

R$ 764,181,000 is allocated as minimum mandatory dividend, payable to the Company’s stockholders, as follows:

✓	R$ 400,000,000 in the form of Interest on Equity (‘JCP’), corresponding to R$ 0.27431232108 per share, subject to withholding of income tax at source at the rate of 15% (except for stockholders exempt from such retention under current legislation), to be paid by December 30, 2020, in a single payment, to stockholders on the Company’s Nominal Share Register on December 23, 2019.

• The shares began trading ‘ex–’ these rights on December 26, 2019.

✓	R$ 364,181,000 in the form of dividends for the 2019 business year, corresponding to R$ 0.24974833850 per share, to be paid by December 30, 2020, in a single payment, to stockholders whose names were on the Company’s Nominal Share Registry on the date on which the AGM and EGM were held, namely July 31, 2020.

• The shares trade ‘ex–’ these rights on August 3, 2020.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	CAPITAL INCREASE WITH ISSUES OF NEW SHARES:

a)	Increase in the share capital, from R$ 7,293,763,000 to R$ 7,593,763,000, by issuance of 60,000,000 (sixty million) new shares, comprising 20,056,076 common shares and 39,943,924 preferred shares, by capitalization of R$ 300,000,000 from the Earnings Reserve, with distribution to stockholders, as a result, of new shares totaling 4.113103206% of the number of shares held, of the same type, each with nominal value of R$ 5.00.

b)	For shares traded on the São Paulo stock exchange (‘B3’), the beneficiaries of the stock bonus will be those stockholders who held shares on July 31, 2020.

• The shares trade ‘ex–’ these rights on August 3, 2020.

c)	The new shares issued will be credited on August 5, 2020, and will not have the right to dividends declared for the 2019 business year.

d)	For the purposes of §1º of Article 25 of Normative Instruction 25/2001, issued by the Brazilian tax authority (Secretaria da Receita Federal), the attributed unit cost of acquisition of the bonus shares is R$ 5.00.

e)	As per Normative Instruction 168/91 issued by the CVM (Brazilian Securities Commission), the aggregate proceeds in Reais from the sale of the fractions of shares resulting from calculation of numbers of new shares will be paid to the holders of those fractions together with the single payment of dividends for the 2019 business year.

For stockholders whose shares are not held for custody by CBLC and whose registration details are not up to date, we recommend visiting any branch of Banco Itaú Unibanco S.A. (the institution which administers Cemig’s Nominal Share Registry System), with their identification documents, for the necessary updating.

Belo Horizonte, July 31, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.